Exhibit 12

Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,		December 31,
($ in millions)	2006	2005	2005	2004	2003	2002	2001
Earnings
Consolidated net income	$672	$728	$2,394	$2,913	$2,793	$1,870	$1,786
Provision for income taxes	348	375	1,205	1,434	1,591	1,071	1,047
Minority interest in consolidated subsidiaries and loss from equity investees	(8)	3	(55)	9	58	60	67

Consolidated income before income taxes, minority interest and loss from equity investees	1,012	1,106	3,544	4,356	4,442	3,001	2,900
Fixed charges	3,624	2,929	12,835	9,700	7,786	7,059	7,839

Earnings available for fixed charges	4,636	4,035	16,379	14,056	12,228	10,060	10,739
Fixed charges
Interest, discount, and issuance expense on debt	3,600	2,904	12,735	9,617	7,706	6,970	7,748
Portion of rentals representative of the interest factor	24	25	100	83	80	89	91

Total fixed charges	$3,624	$2,929	$12,835	$9,700	$7,786	$7,059	$7,839
Ratio of earnings to fixed charges	1.28	1.38	1.28	1.45	1.57	1.43	1.37